March 17, 2008



APRIL
15
IRA Contribution Deadline

30 Days Left to Make a 2007 Tax-Year IRA Contribution

You have until the tax deadline to make contributions to your IRA that impact your 2007 taxes.

- IRA Contribution Limits and Deadlines

February Performance Returns Available

Sit Mutual Funds' February 2007 performance returns are available. To view the results go to the Performance page.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview

© REUTERS. Click for Restrictions

2007 Year-End Distributions

The amounts of the year-end distributions are now available by viewing the Tax Information page.



TwinCities
BUSINESS
THE Journey of GENE SIT

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit.

- Printable Version

Gene Sit CNBC Interview from October 4, 2007



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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.